EXHIBIT 1
YEAR 2005 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 35 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
     Today, we offer the most extensive range of media and export marketing services to our suppliers in the industries we serve through our four primary channels — online marketplaces, magazines, trade shows and direct online sales.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from three principal sources.
     Online services — Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.
     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications.
     We recognize revenue from our Online and other media services ratably over the period in which the advertisement is displayed. Our advertising contracts do not exceed one year.

     Exhibitions — trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to China and other Asian manufacturers. The first China Sourcing fair was held during the fourth quarter of 2003. We held two series of three China Sourcing fairs each in the second quarter and fourth quarter of 2004 and a series of two China Sourcing fairs in the second quarter of 2005. Future China Sourcing fairs will be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2004 last year and these same exhibitions were held in April 2005 in current year. We derive revenue from exhibit space rental, advertising and sponsorship fees for advertisements in show guide, on billboards and banners and other forms of advertisements at and around our event venues. We also receive fees from attendees to our conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue will be higher than the first and third quarter revenue. Revenue from exhibitions will grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31		December 31
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$25,558	$24,019	$97,062	$92,325
Exhibitions	6,339	5,374	14,300	13,010
Miscellaneous	434	132	832	511

	32,331	29,525	112,194	105,846

Operating Expenses:
Sales	8,978	7,239	33,910	29,956
Event production	1,987	1,836	3,920	3,774
Community	6,729	5,878	20,623	17,890
General and administrative	8,911	7,677	33,641	30,329
Online services development	908	1,126	3,920	4,232
Non-cash compensation expense	625	876	1,948	2,117
Amortization of software cost	329	373	1,335	1,480

Total Operating Expenses	28,467	25,005	99,297	89,778

Income from Operations	3,864	4,520	12,897	16,068

Net Income	$4,534	$5,001	$13,378	$15,769

Income from Operations:
Online and other media services	$4,112	$5,463	$13,460	$17,700
Exhibitions	(550)	(1,071)	(1,258)	(2,133)
Miscellaneous	302	128	695	501

Consolidated	$3,864	$4,520	$12,897	$16,068

Note: 1.	Online and other media services consists of:

	Three months ended		Year ended
	December 31		December 31
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$13,446	$13,083	$53,829	$52,106
Print services	12,112	10,936	43,233	40,219

	$25,558	$24,019	$97,062	$92,325

The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31		December 31
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)
Asia	$30,377	$27,474	$104,746	$97,876
United States	1,666	1,756	6,175	6,573
Europe	163	142	679	597
Others	125	153	594	800

Total revenue	$32,331	$29,525	$112,194	$105,846

Consolidated Results
Revenue
     Our online and other media services revenue grew by 7% from $24.0 million during the three months ended December 31, 2004 to $25.6 million during the three months ended December 31, 2005, resulting from a 16% growth in our online and other media services revenue in our China market and the growth in our Hong Kong market off-set by drop in some of our other markets during the quarter. China represented 50% of Online and other media services revenue during the fourth quarter of 2005 compared to 46% during the fourth quarter of 2004. Our exhibitions revenue grew from $5.4 million during the three months ended December 31, 2004 to $6.3 million during the three months ended December 31, 2005, a growth of 18% resulting mainly from a growth in revenue of our China Sourcing Fairs events in fourth quarter of 2005. Our total revenue grew by 10% to $32.3 million during the three months ended December 31, 2005 from $29.5 million during the three months ended December 31, 2004.
     Total revenue grew to $112.2 million during the year ended December 31, 2005 from $105.8 million during year ended December 31, 2004, a growth of 6%. Our online and other media services revenue grew by $4.8 million or 5% to $97.1 million during the year ended December 31, 2005, as compared with $92.3 million during the year ended December 31, 2004 due to a 13% growth in our China market and the growth in our Hong Kong and Taiwan markets off-set by drop in some of our other markets during the year ended December 31, 2005. China represented 48% of Online and other media services revenue during the year ended December 31, 2005 compared to 45% during the year ended December 31, 2004. Our exhibitions revenue grew from $13.0 million during the year ended December 31, 2004 to $14.3 million during the year ended December 31, 2005, a growth of 10%, due mainly to growth in revenue of our International IC China Conferences and Exhibitions for the year 2005.
     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 19% during the three months ended December 31, 2005 compared to three months ended December 31, 2004. China accounted for 55% of total revenue during the three months ended December 31, 2005 compared to 51% of total revenue during the three months ended December 31, 2004. We expect China’s percent of the total to continue to grow and China revenue overall to continue to grow.
     Our objective is to be the preferred provider of essential information and integrated marketing solutions in the markets we serve. Our primary strategy to achieve this objective is by serving industry sectors with each of online, trade publication and trade show media. This range of media enables suppliers to reach their prospective markets in multiple ways. It may also give us a competitive advantage over media companies who do not offer a full range of media.

     Our growth strategy has five primary components:
(1)	Continue to Expand in China. We are significantly expanding our sales representation, marketing and infrastructure in China to enable us to grow our revenue along with the anticipated growth of China trade in the industry sectors we serve.

(2)	Expand Trade Show Business. We plan to launch more trade shows in the future.

(3)	Add New Customers for Existing Services. We believe we can significantly increase the number of suppliers who will purchase our online marketplace, trade publication and trade show services for three primary reasons: the overall strength and differentiation of our services; the largest community of independently certified buyers we have involved in global B2B trade; and the increasing number of buyers making inquiries through Global Sources Online.

(4)	Cross-Sell Services to Existing Customers. We see significant potential to convince more of our online marketplace and trade publication customers to also exhibit in our trade shows; and to convince more of our trade show exhibitors to also become customers of our online marketplaces and trade publications.

(5)	Seek Acquisitions, Joint Ventures and Alliances. We intend to selectively pursue acquisitions, joint ventures and alliances to help us accelerate achievement of our strategic goals.
     At the core of our strategy is one basic goal: to steadily increase the usage of our media. As we do this, we expect to increase the size and loyalty of the communities we serve. Our belief is that as our community of active buyers increases, our products and services become increasingly attractive to suppliers. As the number of buyers and sellers using our products and services grows, our offerings become incrementally more attractive to additional buyers and sellers, which we believe will drive revenue growth through further adoption of our online, publication and trade show products and services.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. Commission expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.
     Sales costs consist of the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $7.2 million during the three months ended December 31, 2004 to $9.0 million during the three months ended December 31, 2005, an increase of 25% due mainly to increase in sales commission due to increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.

     Sales costs increased from $30.0 million during the year ended December 31, 2004 to $33.9 million during the year ended December 31, 2005, due to increase in sales commissions as a result of increase in revenue and increases in sales marketing costs and sales promotions for exhibitions.
     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs increased from $1.8 million during the three months ended December 31, 2004 to $2.0 million during the three months ended December 31, 2005, due to increase in venue rental charges and booth construction costs.
     Event production costs increased from $3.8 million during the year ended December 31, 2004 to $3.9 million during the year ended December 31, 2005, an increase of 3% due to increase in venue rental charges.
     Community. Effective first quarter of 2005 we are presenting the promotions costs incurred for promoting our technical conferences, exhibitions and seminars to buyer community and the printing and mailing costs of our marketing inserts business under community costs in our income statement. Accordingly such promotion costs and printing and mailing costs for year 2004 have been reclassified to community costs from general and administration costs to conform to our current presentation.
     Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs for the exhibition events incurred in the interim quarterly periods are deferred and recognized as expenses when the related events are held during the financial year. The event specific promotion costs incurred for events to be held in the future financial years are expensed by the year-end in which the expenses are incurred.
     Community costs increased from $5.9 million during the three months ended December 31, 2004 to $6.7 million during the three months ended December 31, 2005, an increase of 14%. This increase was due mainly to increase in bulk mailing costs, printing charges, and paper costs and promotion costs for our exhibitions events. In addition, we increased our participation in third party trade shows to promote our products and services to buyer community. We also incurred promotions for our online services and these are expensed as incurred. As a result of the increase in these activities, we recorded an increase in payroll costs.
     Community costs increased from $17.9 million during the year ended December 31, 2004 to $20.6 million during the year ended December 31, 2005, an increase of 15% due mainly to increase in bulk mailing costs, printing charges, paper costs, fees paid to consultants and promotion costs for our exhibition events. In addition, we increased our participation in third party trade shows to promote our products and services to buyer community. We also incurred promotions for our online services and these are expensed as incurred. As a result of the increase in these activities, we recorded an increase in payroll costs.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $7.7 million during the three months ended December 31, 2004 to $8.9 million during the three months ended December 31, 2005, an increase of 16%, due mainly to the increase in fees paid to consultants, content management services costs, marketing costs, depreciation on new office premises that we purchased, and payroll costs.
     General and administrative costs increased by 11% from $30.3 million during the year ended December 31, 2004 to $33.6 million during the year ended December 31, 2005, due mainly to increases in information technology support services costs, content management services costs, marketing costs, depreciation and building management fees on new office premises that we purchased, administration support costs for our exhibitions and trade shows activity, travel costs and payroll costs.
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services declined from $1.1 million during the three months ended December 31, 2004 to $0.9 million during the three months ended December 31, 2005, resulting mainly from decline in fees paid to consultants, depreciation costs and equipment and software maintenance costs.
     Online services development costs to fund the updating and maintenance of our online services declined from $4.2 million during the year ended December 31, 2004 to $3.9 million during the year ended December 31, 2005, a decline of 7%. This decline resulted mainly from a decline in depreciation costs and equipment and software maintenance costs.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us during the three months ended December 31, 2005 was $0.6 million compared to $0.9 million recorded during the three months ended December 31, 2004. The decline is due mainly to re-measurement of equity compensation expense based on our prevailing share price.
     The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan, recorded by us declined by 10% from $2.1 million during the year ended December 31, 2004 to $1.9 million during the year ended December 31, 2005. The decline was a result of the re-measurement of equity compensation expense based on our prevailing share price and forfeiture of the unvested awards to the resigned staff.
     The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.
     Amortization of software cost. Amortization of software cost during the three months ended December 31, 2005 was $0.3 million compared to $0.4 million during three months ended December 31, 2004.
     Amortization of software cost during the year ended December 31, 2005 was $1.3 million compared to $1.5 million during the year ended December 31, 2004.

     Income From Operations. The total income from operations during the three months ended December 31, 2005 was $3.9 million as compared to $4.5 million during the three months ended December 31, 2004. The decline in total income from operations resulted mainly from increases in sales costs, event production costs, community costs and general and administrative costs, off-set partially by declines in online services development costs, non-cash compensation expenses, amortization of software costs and increase in revenue. Income from operations for online and other media services declined from $5.5 million during the three months ended December 31, 2004 to $4.1 million during the three months ended December 31, 2005, resulting from increases in sales costs, community costs and general and administrative costs off-set partially by declines in online services development costs, non-cash compensation expenses, amortization of software costs and increase in online and other media services revenue.
     The total income from operations during the year ended December 31, 2005 was $12.9 million compared to $16.1 million during the year ended December 31, 2004. The decline was mainly due to increases in sales costs, event production costs, community costs and general and administrative costs, off-set partially by growth in revenue and declines in online services development costs, non-cash compensation expenses and amortization of software costs. Income from operations for online and other media services declined from $17.7 million during the year ended December 31, 2004 to $13.5 million during the year ended December 31, 2005, a decline of 24%. The decline resulted mainly from increases in sales costs, community costs and general and administrative costs, off-set partially by growth in online and other media services revenue and declines in online services development costs, non-cash compensation expenses and amortization of software costs.
     Gain (loss) on Sale of Available-for-sale Securities. We recorded a gain of $0.4 million and interest and dividend income of $0.7 million arising from sale of available-for-sale securities during the three months ended December 31, 2005 compared to a gain of $0.5 million and an interest income of $0.04 million during the three months ended December 31, 2004.
     We recorded a gain of $1.0 million and interest and dividend income of $1.3 million arising from sale of available-for-sale securities during the year ended December 31, 2005 compared to $1.1 million gain and interest and dividend income of $0.09 million during the year ended December 31, 2004.
     Income Taxes. We and certain of our subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR and Singapore and are subject to income taxes in their respective jurisdictions. Also, we are subject to withholding taxes for revenue earned in certain other countries.
     We reported a tax provision of $0.3 million during the three months ended December 31, 2005 and $0.05 million during the three months ended December 31, 2004.
     We reported a tax provision of $0.8 million during the year ended December 31, 2005 and $0.7 million during the year ended December 31, 2004.
     Net Income. Net income was $4.5 million during the three months ended December 31, 2005, compared to $5.0 million during the three months ended December 31, 2004. This decline resulted mainly from increases in sales costs, event production costs, community costs and general and administrative costs, tax provision and decline in gain on sale of available-for-sale securities, off-set partially by increases in revenue, interest and dividend income, and declines in online services development costs, non-cash compensation expenses, amortization of software costs and share of profits attributable to a minority shareholder during the fourth quarter of 2005.
     Net income was $13.4 million during the year ended December 31, 2005, compared to a net income of $15.8 million during the year ended December 31, 2004. The decline was mainly due to increases sales costs, event production costs, community costs, general and administrative costs, foreign exchange losses, tax provision, share of profits attributable to a minority shareholder and decline in gain on sale of available-for-sale securities, off-set partially by increases in revenue, interest and dividend income and declines in online services development costs, non-cash compensation expenses and amortization of software costs.
Liquidity and Capital Resources
     We financed our activities for the year ended December 31, 2005 using cash generated from our operations.
     Net cash generated from operating activities was $33.5 million during the year ended December 31, 2005, compared to $21.2 million cash generated from operating activities during the year ended December 31, 2004. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $53.0 million as of December 31, 2005, compared to $30.2 million as at December 31, 2004, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.
     Receivable from sales representatives increased from $3.4 million as of December 31, 2004 to $5.7 million as of December 31, 2005 due to the growth in our China business and our exhibitions business. We expect the receivable from sales representatives to slightly increase due to expected growth in our China business and our Exhibitions business.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.
     Net cash used for investing activities was $18.8 million during the year ended December 31, 2005, resulting mainly from the net purchases of available-for-sale securities of $11.7 million and $7.3 million cash used for capital expenditures mainly on office premises, for computers, softwares, reusable tradeshow booths, leasehold improvements, office furniture and software development, off-set partially by $0.2 million proceeds from matured bonds. Net cash generated from investing activities during the year ended December 31, 2004 was $5.1 million, which resulted principally from net sale of available-for-sale securities of $25.8 million and $0.4 million proceeds from matured bonds off-set partially by $21.1 million capital expenditures for purchase of office premises then under construction, computers, softwares, software development, office furniture and leasehold improvements.
     We invest our excess cash in available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than 3 months.

     Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold on a quarterly basis and proceeds reinvested in similar securities. The net purchase of available-for-sales securities of $11.7 million was from the funds we received from issue of common shares during the first half of the year.
     We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
     Net cash generated from financing activities was $38.4 million during the year ended December 31, 2005, resulting from the $38.3 million proceeds from the issue of common shares, net of share issue expenses and $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash used for financing activities was $11.3 million during the year ended December 31, 2004, resulting from a repayment of $11.4 million owed to a shareholder, offset partially by $0.1 million received from directors for the shares subscribed by them in the Directors Purchase Plan.
     On March 23, 2005 we issued 3,000,000 common shares of par value $0.01 at US$13.50 per share. The total proceeds received from this issue was approximately $38.3 million, net of the offering expenses of $2.2 million. Out of the total proceeds, $0.03 million was included in the common share capital and the balance approximately $38.27 million was included in additional paid in capital.
     We intend to use the net proceeds from the sale of the common shares of approximately $38.3 million after deducting placement agency fees and expenses, for working capital, general corporate purposes and strategic acquisitions.
     As and when we need additional funds for capital acquisitions we can raise additional capital for the remainder of $259.5 million under our Form F-3 shelf filing dated May 21, 2004.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2005, the unutilized amount under this facility was approximately $0.3 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2005, such guarantee amounted to $0.003 million.
     We recorded a full valuation allowance for the deferred tax assets of $7.4 million as at December 31, 2005 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2005, we paid $5.0 million under these agreements. The amounts paid will be expensed when the related events are held.
     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over four years. As of December 31, 2005, we paid $1.5 million under these agreements.

     During the third quarter of 2004, we entered into an agreement to purchase approximately 9,000 sq meters of office space in a commercial building in Shenzhen, China at a purchase price of $19.0 million, which was fully paid during the year 2004. The construction was completed during end of March 2005. The renovation of the premises was completed and the premises was occupied during fourth quarter of 2005.
     In August 2005, one of our subsidiaries, eMedia Asia Limited (“eMedia”) entered into an agreement with Penton Media Inc, (“Penton”) to publish and distribute, in certain Asian territories, local language editions of Penton’s “Electronic Design” publication, relating to the electronic design industry. The first such edition to be launched is a simplified Chinese edition in mainland China entitled “Electronic Design-China”, the online website of which was launched in January 2006, and the first monthly issue of which is scheduled to be launched in March 2006. Under the agreement eMedia pays Penton forty per cent of the net after-tax profits of the business and also an annual content license fee of $0.025 million for usage of Penton’s editorial material. There was no revenue generated from this publication during the year 2005.
     On March 1, 2005, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 4, 2005 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on April 1, 2005. We have reclassified $0.029 million from additional paid in capital to common share capital as of December 31, 2005 and December 31, 2004, in connection with the bonus share issue.
     On March 6, 2006, we once again announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 15, 2006 will receive one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue will be distributed on April 17, 2006. All common shares and per-share amounts in the consolidated financial statements have been retroactively adjusted to reflect the one for ten bonus share issue for all periods presented. In addition, we have reclassified $0.035 million and $0.032 million from additional paid in capital to common share capital as of December 31, 2005 and December 31, 2004 respectively, in connection with the bonus share issue.
     We have no bank debt as at December 31, 2005.
     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.
Recent Accounting Pronouncements
     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R requires, among other things, measurement of all employee stock-based compensation awards using a fair value method and recording such expense in the consolidated financial statements. In April 2005, the Securities and Exchange Commission adopted a new rule that allows implementation of SFAS 123R at the beginning of next fiscal year beginning after June 15, 2005. As a result, the Company, with a fiscal year ended December 31 will not be required to adopt Statement 123R until January 1, 2006. We are currently evaluating the effect, if any, that the adoption of SFAS 123R will have on our financial statements of position, results of operations or cash flows.

Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.
     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar and the Chinese currency, which is informally pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.
     During the year ended December 31, 2005 and the year ended December 31, 2004, we have not engaged in foreign currency hedging activities.
     In the year ended December 31, 2005 and the year ended December 31, 2004, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements Disclaimer
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.